KWESST Provides Update on Key Revenue Opportunities

June 26, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today provided an updated view of the status of contracts in progress as well as key opportunities being pursued.  The information contained herein is also available in an updated investor presentation, posted under the "INVESTOR" tab on the Company's website at www.kwesst.com.

Significant progress has been made in the Company's effort to ramp up and commercialize the compelling technology and solutions developed since it's founding in 2017 (all figures below are in CAD unless otherwise indicated).

  Award of a $136M five-year contract with joint venture partners Thales Canada and Modis Canada for software systems engineering work for the Canadian Department of National Defence ("DND").  The contract component for KWESST is valued at a minimum of $4M annually over the initial five-year contract followed by five, one-year option years.
  Signing of a teaming agreement with a global prime defense contractor and tender submission for a similar contract with option years for digital Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") for the army of a NATO nation.  Outcome expected summer/fall, 2023.
  A pending contract to upgrade digitization of an armored vehicle fleet.  A near-term opportunity that includes KWESST's Battlefield Laser Defense System ("BLDS"), subject to customer approval.
  Other major opportunities progressing to teaming agreement and contract negotiations with prime defense contractors and/or end-users, including new digital Command and Control On The Move ("C2OTM") systems for N. America and overseas military customers.  Subject to completion of teaming agreement.
  Several additional digitization opportunities with metro police agencies to TAK-enable personnel and equipment for Critical Incident Management.  Subject to customer approval.
  Initial sub-$100k contract for G7 Capital police force to TAK-enable surveillance equipment (in progress). As press released March 24, 2023.  Work in progress.
  Initial $500k laser defense contract for overseas Special Forces NATO country (about to ship initial order, received November 2nd 2022).

  Next-generation digitization for mounted/dismounted vehicle systems with General Dynamics Mission Systems-Canada (ongoing since 2022).
  Initial $500k contract for digitization of Ground Search And Rescue (GSAR) for national public safety agency (in progress).  As press released July 7th, 2022

Completed to Date

  PhantomTM delivery to General Dynamics Land Systems for protype armored vehicle submission to U.S. military customer (completed). As press released November 12th, 2021.
  $1M US Marine Corps contract to demonstrate/evaluate 81MM mortars with digital fire control (successfully completed, 2021/22).  As press released March 16th, 2021.

"The Company continues to make solid progress towards the commercialization of the compelling technology we have developed to date." said David Luxton, Executive Chairman "The DSEF contract win has materially changed our opportunity set which I expect will continue to expand.  This is strong validation of the market value of what we've developed, and we are firmly on the path towards full commercialization."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, CFO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and orders for its products in 2023 and onwards for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.